Datone, Inc.
                             7325 Oswego Road
                         Liverpool, New York 13090
                              (315) 451-7515


August 11, 2009

VIA EDGAR TRANSMISSION AND FIRST CLASS MAIL
-------------------------------------------

Mail Stop 3720

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Attention:  Mr. Michael Henderson
            Staff Accountant

Re:  Datone, Inc.
     Response to Comments Issued August 11, 2009 on Item 4.01 Form 8-K Filed August 10, 2009
     File No. 0-53075

Dear Mr. Henderson:

   On behalf of Datone, Inc. (the "Company"), this letter responds to your August 11, 2009 comment letter concerning Item 4.01 of our Form 8-K filed on August 10, 2009. For your convenience, your comments have been reproduced below, followed by the Company's response to the comment.

Item 4.01 Form 8-K filed August 10, 2009
----------------------------------------

1. Revise your filing to extend your disclosure concerning whether or not you had any disagreements with your former independent registered accounting firm through the date of dismissal.

RESPONSE: We respectfully note Staff's comment. The Company has had no disagreements with its former independent registered accounting firm up to and including the time of their dismissal, and we have revised our disclosure accordingly in our amended Form 8-K/A.


2. File an updated Exhibit 16 letter from Moore and Associates.

RESPONSE: An updated letter from Moore & Associates, Chartered has been included in our amended Form 8-K/A.

We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We hope our response satisfactorily addresses your comments.


Respectfully submitted,

Datone, Inc.


/s/ Craig Burton
---------------------------
    Craig Burton
    President,
    Chief Executive Officer


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